Confidentially Submitted to the Securities and Exchange Commission on May 6, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

IQSTEL Inc.

(Exact name of registrant as specified in its charter)

Nevada	4813	45-2808620
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

300 Aragon Avenue, Suite 375 Coral Gables, FL	33134
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (954) 951-8191

The Corporate Place, Inc.

601 E. Charleston Blvd. Ste. 100

Las Vegas, NV 89104

Phone: (877) 786-8500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Scott Doney, Esq.

The Doney Law Firm

4955 S. Durango Rd. Ste. 165

Las Vegas, NV 89113

(702) 982-5686

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer: ☐	Accelerated filer: ☐	Non-accelerated filer: ☒	Smaller reporting company: ☒
Emerging growth company: ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholder named herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS     SUBJECT TO COMPLETION     DATED MAY 6, 2026

Up to 11,000,000 Shares of Common Stock

This prospectus relates to the potential resale from time to time by M2B Funding Corp. (“M2B” or the “Selling Stockholder”) of up to 11,000,000 shares of our common stock, par value $0.001 per share, consisting of:

(1) up to 10,000,000 shares (the “Purchase Shares”) that may be issued to M2B from time to time pursuant to the Common Stock Purchase Agreement, dated as of April 30, 2026 (the “Purchase Agreement”), by and between the Company and M2B; and

(2) up to 1,000,000 shares (the “Commitment Shares”) that may be issued to M2B as payment of the facility fee under the Purchase Agreement.

Under the Purchase Agreement, we have the right, but not the obligation, to sell to M2B up to $50,000,000 of our common stock over a period of up to 60 months commencing after the effectiveness of this registration statement and satisfaction of other conditions.

The purchase price for the Purchase Shares is 94% of the lowest daily VWAP during the six trading days following the Purchase Notice Date, subject to the Purchase Limit and other terms.

The Commitment Shares have an aggregate value of $1,000,000 and will be issued in two tranches of $500,000 each. The number of Commitment Shares for each tranche shall be determined based on the closing price of the Common Stock on the Trading Day immediately preceding the applicable issuance date.

We are registering the resale of the Purchase Shares and the Commitment Shares in accordance with our obligations under the Purchase Agreement. Under applicable Nasdaq rules, in no event may we issue shares exceeding the 19.99% Exchange Cap without shareholder approval (unless an exception applies).

The Selling Stockholder, M2B Funding Corp., is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

We are not selling any securities under this prospectus and will not receive any proceeds from the sale of shares by the Selling Stockholder. However, we may receive up to $50 million in gross proceeds from sales of Purchase Shares to M2B. The Selling Stockholder may sell the shares at prevailing market prices or negotiated prices. We will bear registration costs.

Our common stock is listed on The Nasdaq Capital Market under the symbol “IQST.” On May 1, 2026, the last reported sale price was $1.42 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 6 of this prospectus, and under similar headings in any amendment or supplement to this prospectus or in any other documents incorporated by reference into this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus dated May 6, 2026

ABOUT THIS PROSPECTUS

The registration statement we filed with the Securities and Exchange Commission, or the SEC, includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus, the related exhibits filed with the SEC, and the documents incorporated by reference herein before making your investment decision. You should rely only on the information provided in this prospectus and the documents incorporated by reference herein or any amendment thereto.

You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference herein or therein is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered, or securities are sold, on a later date. This prospectus contains or incorporates by reference summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been or will be filed or have been or will be incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described in this prospectus under the heading “Where You Can Find More Information.”

You should rely only on the information that we have included or incorporated by reference in this prospectus. Neither we nor the Selling Stockholder has authorized any other person to provide you with different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Unless otherwise indicated, information contained in or incorporated by reference into this prospectus concerning our business and the industry and markets in which we operate, including with respect to our business prospects, our market position and opportunity, and the competitive landscape, is based on information from our management’s estimates, as well as from industry publications, surveys, and studies conducted by third parties. Our management’s estimates are derived from publicly available information, their knowledge of our business and industry, and assumptions based on such information and knowledge, which they believe to be reasonable. In addition, while we believe that information contained in the industry publications, surveys, and studies has been obtained from reliable sources, we have not independently verified any of the data contained in these third-party sources, and the accuracy and completeness of the information contained in these sources is not guaranteed. Although we are not aware of any misstatements regarding the market and industry data presented in this prospectus and the documents incorporated herein by reference, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus, including in our Annual Report on Form 10-K filed on April 6, 2026, amended on April 23, 2026, and our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Accordingly, you should not place undue reliance on this information.

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PROSPECTUS SUMMARY

This summary highlights certain information about us, this offering, and information contained elsewhere in this prospectus and in the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before making an investment decision. To fully understand this offering and its consequences to you, you should read this entire prospectus carefully, including the factors described under the heading “Risk Factors” in this prospectus beginning on page 6, in our Annual Report on Form 10-K filed on April 6, 2026, amended on April 23, 2026, our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and the financial statements and all other information incorporated by reference in this prospectus. When used in this prospectus, except where the context otherwise requires, the terms the “Company,” “we,” “us,” “our,” “IQSTEL,” or similar terms refer to IQSTEL Inc. and its subsidiaries.

Company Overview

We are a technology company with operations in 20 countries (Argentina, Armenia, Austria, Canada, Colombia, Germany, Greece, Guatemala, India, Italy, Pakistan, Romania, Serbia, Spain, Switzerland, Turkey, UAE, UK, USA and Venezuela) and over 100 employees that offer leading-edge services through our subsidiaries in the telecommunications, fintech, and AI-enhanced industries. Our global presence includes offices in USA, Argentina, UK, Switzerland, Turkey, and Dubai, and we target diverse and high-growth markets. We maintain more than 603 high value network interconnections around the world, delivering international voice, SMS, and connectivity services that form the core of our business. Our strategy focuses on leveraging synergies among our subsidiaries to drive innovation, operational efficiency, and growth through organic development and strategic acquisitions.

Our Telecom Division, which represents the majority of current operations and accounted for 91% of our revenues for the year ended December 31, 2025, offers Voice over Internet Protocol (VoIP), SMS, proprietary Internet of Things (IoT) solutions, and international fiber-optic connectivity through its subsidiaries: Etelix (www.etelix.com), SwissLink Carrier (www.swisslink-carrier.com), Smartbiz Telecom (www.smartbiztel.com), Whisl Telecom (www.whisl.com), IoT Labs (www.iotlabs.mx), QGlobal SMS (www.qglobalsms.com), and QXTEL Limited (www.qxtel.com).

Also under the Telecom Division, our developing Blockchain Platform Business Line offers our proprietary Mobile Number Portability Application (MNPA) through our subsidiary, itsBchain (www.itsbchain.com).

The Company’s developing Fintech Business Line offers a complete Fintech ecosystem including a MasterCard Debit Card, US Bank Account (No SSN Needed), and a Mobile App/Wallet for remittances and mobile top-up services. Our Fintech subsidiary, Global Money One Inc., aims to provide immigrants access to reliable financial services that makes it easier to manage their money and stay connected with their families back home. Additionally, GlobeTopper LLC (www.globetopper.com), our most recent acquisition, supports expansion and integration of our business divisions through its B2B digital gift card and incentives platform, which represented 9% and 0% of our revenues for the years ended December 31, 2025 and 2024.

Our Artificial Intelligence (AI) division, Reality Border (www.realityborder.com), initially developed an AI-enhanced immersive digital experience platform. Building on that early development work—including conversational interfaces, multilingual models, and AI-driven workflows—Reality Border now develops practical AI software solutions for enterprise and telecommunications applications.

Reality Border currently serves as IQSTEL’s AI innovation and product development platform. Its activities include AI agents and related software solutions designed for web, voice, and contact center environments, as well as integration with telecommunications infrastructure, business systems, and security layers. The Company’s AI strategy includes solutions such as Airweb.ai for AI-powered customer engagement across web and phone channels, IQ2Call.ai for AI-enabled call center and customer care applications, and IQCortex.ai for broader AI platform capabilities and enterprise use cases.

Reality Border’s current development efforts include software functionality, workflow orchestration, multilingual interaction, system integration, and operational deployment models intended for business use. Reality Border’s earlier immersive platform work contributed to capabilities that are now being applied in its AI products; however, the current business emphasis is on AI solutions for enterprise and telecommunications operations rather than metaverse-based environments.

The information contained on our websites is not incorporated by reference into this prospectus and should not be considered part of this or any other report filed with the SEC.

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Selected Risks Related to our Business

Our business is subject to numerous risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making an investment decision. Some of the more significant risks and uncertainties relating to an investment in our company are listed below. These risks are more fully described along with other risks in the section titled “Risk Factors” in this prospectus and in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2025, which are incorporated by reference into this prospectus.

Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. You should be able to bear a complete loss of your investment.

▪  We have a history of operating losses and may continue to incur losses in the future. Our consolidated financial statements contain a going concern qualification.

▪  We face intense competition in the telecommunications, fintech, and emerging AI and cybersecurity markets. Larger competitors with greater resources could erode our market share or margins.

▪  Our growth strategy depends heavily on acquisitions. We may fail to identify suitable targets, successfully integrate acquired businesses, or realize expected synergies.

▪  A substantial portion of our revenue comes from a limited number of customers, making us vulnerable to the loss of key clients.

▪  We are exposed to risks from our international operations, including currency fluctuations, regulatory changes, political instability, and trade restrictions.

▪  We face significant cybersecurity threats and increasing regulatory scrutiny regarding data privacy and security, which could result in breaches, fines, or reputational damage.

▪  Sales of common stock under our equity line with M2B Funding Corp., including the issuance of Purchase Shares and Commitment Shares, will dilute existing stockholders and may depress our stock price due to the discounted purchase price and potential immediate resales by the investor.

▪  Our ability to access the full $50 million commitment under the equity line may be limited by volume restrictions, market conditions, the Nasdaq 19.99% Exchange Cap, or the beneficial ownership limitation.

▪  We may require additional capital to fund operations and growth initiatives. Future financings could be dilutive or on unfavorable terms.

▪  Our stock price has been and may continue to be volatile due to market conditions, trading volume, or company-specific developments.

▪  We depend on key personnel, including members of our executive team. The loss of their services could harm our business.

▪  Regulatory changes in telecommunications (such as licensing and interconnection rules) or fintech (such as remittances and anti-money laundering requirements) could adversely affect our operations.

The M2B Equity Line

On April 30, 2026, we entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with M2B Funding Corp. (“M2B”), pursuant to which M2B has committed to purchase, at our sole discretion, up to $50,000,000 of our common stock over a period of up to 60 months, subject to the terms and conditions contained in the agreement.

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Under the Purchase Agreement, we may from time to time deliver a purchase notice to M2B specifying the number of shares we wish to sell. The material terms include:

  Purchase Price: 94% of the lowest daily volume-weighted average price (“VWAP”) of our common stock during the six Trading Days following delivery of the purchase notice. This structure results in M2B purchasing shares at a 6% discount to the lowest price in the pricing period.

  Purchase Limits: For each purchase, the number of shares is limited to the lesser of (i) 75% of the average daily trading volume over the five Trading Days preceding the purchase notice, (ii) 25% of the trading volume on the purchase notice date, or (iii) shares having a value of $500,000. We and M2B may mutually agree to increase any individual purchase amount.

  Beneficial Ownership Limitation: As of the date of any Closing, the number of Put Shares to be purchased by M2B shall not cause M2B (together with its affiliates) to beneficially own more than the Beneficial Ownership Limitation. The Beneficial Ownership Limitation is defined as the lesser of: (i) 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance, or (ii) 19.99% of the number of shares of common stock outstanding as of the date the applicable Put Notice is submitted (excluding shares held by affiliates of the Company). M2B may increase or decrease the Beneficial Ownership Limitation by written notice to the Company; provided, however, that the Beneficial Ownership Limitation may in no event exceed 9.99% of the shares outstanding immediately after the issuance. Any increase in the limitation will not become effective until the 61st day after such notice is delivered.

  Negative Covenants: M2B is prohibited from engaging in any short sales of our common stock or any hedging transaction that establishes a net short position with respect to our common stock during the term of the Purchase Agreement.

  Facility Fee / Commitment Shares: As consideration for M2B’s commitment, we agreed to issue Commitment Shares having an aggregate value of $1,000,000 (2% of the Total Commitment). This consists of (i) $500,000 in Initial Commitment Shares issued on the Execution Date and (ii) $500,000 in Deferred Commitment Shares issued on the 12-month anniversary of the Execution Date (or immediately upon any earlier termination of the Agreement). The number of shares is determined based on the closing price of our common stock on the Trading Day immediately preceding the applicable issuance date. All Commitment Shares are subject to a daily volume restriction of 20% of the applicable trading volume.

  Registration Rights: We are required to file a resale registration statement covering the shares issuable under the Purchase Agreement and to use our best efforts to have it declared effective within specified timeframes.

  Nasdaq Exchange Cap: We may not issue shares exceeding 19.99% of our outstanding common stock on the execution date of the Purchase Agreement without first obtaining stockholder approval (unless an applicable exception applies).

Sales of common stock to M2B under the Purchase Agreement will dilute existing stockholders. Because the shares are purchased at a discount to market price and M2B may resell them into the market, such sales could exert downward pressure on the trading price of our common stock. The full terms of the Purchase Agreement are set forth in the agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Corporate Information

IQSTEL Inc. was incorporated under the laws of the State of Nevada on June 24, 2011, under the name B-Maven Inc. The Company changed its name to PureSnax International, Inc. on September 18, 2015, and subsequently changed its name to IQSTEL Inc. on August 7, 2018.

Our principal executive offices are located at 300 Aragon Avenue, Suite 375, Coral Gables, Florida 33134, and our telephone number is (954) 951-8191. Our corporate website address is www.iqstel.com. We make available on or through our website our periodic reports that we file with the Securities and Exchange Commission. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. The contents of our website are not incorporated by reference into this prospectus and shall not be deemed “filed” under the Securities Exchange Act of 1934, as amended.

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THE OFFERING

The following summary contains basic information about this offering. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus.

Shares of common stock offered by the Selling Stockholder

Up to 11,000,000 shares of our common stock, par value $0.001 per share, consisting of (1) up to 10,000,000 shares (the “Purchase Shares”) that may be issued to M2B Funding Corp. from time to time pursuant to the Common Stock Purchase Agreement dated April 30, 2026, and (2) up to 1,000,000 shares (the “Commitment Shares”) that may be issued to M2B Funding Corp. as payment of the facility fee under the Purchase Agreement.

Shares of common stock outstanding immediately prior to this offering	Approximately 6,277,811 shares (as of May 1, 2026).
Terms of the offering	The Selling Stockholder will determine when and how it will dispose of any shares of our common stock that are registered under this prospectus for resale. See “Plan of Distribution.”
Use of proceeds

We will not receive any of the proceeds from the sale of shares of our common stock offered by the Selling Stockholder. However, we may receive up to an aggregate of $50 million in gross proceeds from the sale of our common stock to the Selling Stockholder pursuant to the Purchase Agreement (less any amount paid for the facility fee). The actual proceeds may be less than this amount depending on the number of shares of our common stock sold and the price at which the shares of our common stock are sold. We intend to use any net proceeds that we receive under the Purchase Agreement for working capital, strategic acquisitions, expansion in our fintech, AI, and cybersecurity initiatives, and other general corporate purposes. However, as of the date of this prospectus, we cannot specify with certainty all of the particular uses, and the respective amounts we may allocate to those uses, for any net proceeds we receive. See “Use of Proceeds.”

Risk factors

Investing in our securities involves a high degree of risk. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 6 of this prospectus, and in the documents incorporated herein by reference.

Nasdaq Capital Market symbol	Our shares of common stock are traded on The Nasdaq Capital Market under the symbol “IQST.”

Outstanding Shares

The number of shares of our common stock to be outstanding after this offering is based on approximately 6,277,811 shares of our common stock outstanding as of May 1, 2026  , and excludes:

  shares issuable upon conversion of our outstanding Series A Preferred Stock (10,000 shares designated and outstanding);
  shares issuable upon conversion of our outstanding Series B Preferred Stock (59,276 shares outstanding);
  shares issuable upon conversion of our outstanding Series D Preferred Stock (2,888 shares outstanding); and
  any additional shares that may become issuable under anti-dilution or similar provisions.

Unless otherwise indicated, all information in this prospectus assumes no conversion of outstanding preferred stock.

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RISK FACTORS

Investing in our securities involves a high degree of risk. This prospectus does not describe all of the risks we face. You should carefully consider the risks described below, together with the risks described under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025 (as amended), and in our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are incorporated by reference into this prospectus. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business, financial condition, results of operations, and prospects. If any of these risks actually occurs, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Common Stock and this Offering

It is not possible to predict the actual number of shares we will sell under the Purchase Agreement to M2B, or the actual gross proceeds resulting from those sales.

On April 30, 2026, we entered into the Common Stock Purchase Agreement with M2B Funding Corp. (“M2B”), pursuant to which M2B committed to purchase up to $50,000,000 of our common stock, subject to certain limitations and conditions. We have the right to control the timing and amount of any sales of common stock to M2B, but we are unable to control the market price of our common stock at the time such shares are sold or the purchase price per share M2B will pay. Our decision to sell shares, if any, will depend on market conditions, the trading price of our common stock, our capital needs, and other factors. We may ultimately decide to sell to M2B all, some, or none of the shares available under the Purchase Agreement.

Although the Purchase Agreement provides that we may sell up to $50,000,000 of our common stock to M2B, we may be limited by the 19.99% Nasdaq Exchange Cap unless we obtain stockholder approval (or an applicable exception applies). If we sell only the maximum number of shares permitted without exceeding the Exchange Cap, the actual gross proceeds may be substantially less than $50,000,000, which could materially and adversely affect our liquidity.

Because the purchase price per share will be 94% of the lowest daily VWAP during the six-trading-day pricing period, it is not possible for us to predict, as of the date of this prospectus, the number of shares we will sell to M2B, the actual purchase price per share, or the aggregate gross proceeds we will receive, if any.

The Selling Stockholder will pay less than the then-prevailing market price for our common stock, which could cause the price of our common stock to decline.

The shares sold to M2B will be purchased at a price equal to 94% of the lowest daily VWAP during the six-trading-day pricing period, representing a 6% discount. This discounted pricing gives M2B a financial incentive to sell the shares promptly after purchase to realize a profit. Such immediate or near-term resales could cause the market price of our common stock to decline.

In addition, if we elect to pay the facility fee in shares of common stock rather than cash, those Commitment Shares will be priced based on the five-day VWAP following effectiveness of this registration statement, which may also be below the prevailing market price at the time of issuance or resale.

Because M2B is not restricted from selling the shares during or immediately after the pricing period (subject only to the 20% daily volume limitation on Commitment Shares, if applicable), the market may perceive ongoing downward pressure on our stock price for as long as the facility remains available. This perception alone could contribute to a decline in our stock price, even if M2B does not sell all or any of the shares it acquires.

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Sales of common stock under the Purchase Agreement will dilute existing stockholders and may depress the market price of our common stock.

Any issuance of Purchase Shares or Commitment Shares to M2B will dilute the ownership interests of our existing stockholders. Because the shares are sold at a discount to the market price and M2B may resell them into the market, such sales (or the perception that such sales could occur) could exert downward pressure on the trading price of our common stock.

The number of shares ultimately offered for resale by M2B under this prospectus depends on the number of shares we actually sell to M2B under the Purchase Agreement. We cannot predict if and when M2B may sell such shares in the public markets.

The terms of the Purchase Agreement limit the amount of shares we may issue to M2B, which may have an adverse effect on our liquidity.

The Purchase Agreement contains volume-based purchase limits, a $500,000 per-purchase cap (subject to mutual agreement to increase), and a 4.99 (or 9.99% upon notice) beneficial ownership limitation. In addition, we are subject to Nasdaq’s 19.99% Exchange Cap unless stockholder approval is obtained. These restrictions mean we cannot guarantee that we will be able to sell the full $50,000,000 commitment amount. If we are unable to access the full facility due to these limitations or market conditions, we may need to seek alternative financing on less favorable terms, which could materially and adversely affect our liquidity and financial position.

We may be required to pay a substantial termination fee if we terminate the Purchase Agreement, which could materially and adversely affect our liquidity and cause additional dilution to our stockholders.

The Purchase Agreement allows us to terminate the agreement at any time upon thirty (30) days’ prior written notice to M2B Funding Corp. However, upon any such termination, we are required to pay M2B a termination fee equal to thirty percent (30%) of the aggregate Investment Amounts actually received by the Company from all purchases closed during the thirty (30) Trading Days immediately preceding the delivery of the termination notice, subject to a minimum fee of $200,000. This termination fee is payable, at our election, in cash or in shares of our common stock valued at the average VWAP over the five Trading Days preceding the payment date.

Payment of this termination fee in cash would reduce our available liquidity and cash resources for operations and growth initiatives. If paid in shares, it would result in additional dilution to our existing stockholders. In addition, the existence of this potentially significant termination fee may discourage or limit our ability or willingness to terminate the Purchase Agreement and pursue alternative financing arrangements, even if doing so would otherwise be in the best interests of the Company and its stockholders.

Management has broad discretion as to the use of proceeds from our sale of shares under the Purchase Agreement, and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

Our management has broad discretion over the use of proceeds from any sales of common stock to M2B pursuant to the Purchase Agreement (including any proceeds from the sale of Purchase Shares and the value of any Commitment Shares issued in lieu of cash for the facility fee). We intend to use such proceeds for working capital, strategic acquisitions, expansion in our fintech, AI, and cybersecurity initiatives, and other general corporate purposes. However, as of the date of this prospectus, we cannot specify with certainty the particular uses, or the respective amounts we may allocate to those uses, for any net proceeds we receive. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity to assess whether the proceeds are being used appropriately before they are expended.

You may not agree with the manner in which our management chooses to allocate and spend the proceeds. Moreover, our management may use the proceeds for corporate purposes that may not increase our profitability or market value or otherwise result in a return on your investment. Our failure to apply these funds effectively could compromise our ability to pursue our growth strategy, result in financial losses, and have a material adverse effect on our business, results of operations, and financial condition. You will not have the opportunity, as a holder of our common stock, to influence management’s decisions regarding the use of these proceeds.

The sale or issuance of the securities registered for resale hereunder, or the perception that such sales may occur, could cause the price of our common stock to decrease.

The sale of shares of our common stock to M2B as Purchase Shares or Commitment Shares under the Purchase Agreement will be at our sole discretion from time to time (for Purchase Shares) or upon payment of the facility fee (for Commitment Shares), commencing after the satisfaction of certain conditions set forth in the Purchase Agreement and continuing until the end of the 60-month term. The purchase price for the Purchase Shares that we may sell to M2B under the Purchase Agreement will be 94% of the lowest daily VWAP during the six-trading day Pricing Period and will therefore fluctuate based on the trading price of our common stock. Depending on market liquidity at the time, sales of such Purchase Shares or Commitment Shares may cause the trading price of our common stock to decrease. We generally have the right to control the timing and amount of any future sales of Purchase Shares to M2B (subject to the contractual limits). We may ultimately decide to sell to M2B all, some, or none of the Purchase Shares that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell Purchase Shares or issue Commitment Shares to M2B, M2B may resell all, some, or none of those shares at any time or from time to time in its sole discretion. Therefore, sales to M2B by us could result in substantial dilution to the interests of other holders of our common stock.

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Accordingly, our existing stockholders may experience substantial dilution as a result of the sale or issuance of shares of common stock pursuant to this prospectus. The sale of a substantial number of these securities in the public market, or the perception that holders of a large number of securities intend to sell their securities, could reduce the market price of our common stock. However, the number of shares of our common stock ultimately offered for resale by M2B under this prospectus is dependent upon the number of shares of common stock ultimately issued to M2B (including any Commitment Shares issued as payment of the facility fee).We cannot predict if and when the Selling Stockholder may sell such shares of our common stock in the public markets.

In addition, the purchase price for the Purchase Shares under the Purchase Agreement will be below the then-prevailing market price of our common stock, and the Commitment Shares (if issued in lieu of cash for the facility fee) will be priced based on post-effectiveness VWAP. M2B may therefore potentially make a significant profit with the resale of the securities depending on the trading price of our common stock at the time of a sale and the purchase or issuance price of such securities to them. While M2B may experience a positive rate of return based on the trading price of our common stock, existing holders of our common stock may not experience a similar rate of return on the shares of common stock they purchased due to differences in the applicable purchase or issuance price and the trading price.

Additionally, the sale of a substantial number of shares of our common stock by the Selling Stockholder, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

We cannot predict if and when the Selling Stockholder may sell shares of our common stock in the public markets.

We cannot predict the number of shares M2B will ultimately sell under this prospectus or the timing of such sales. M2B is not subject to any restriction on the timing or volume of its resales (other than the 20% daily volume limitation applicable to Commitment Shares, if issued). M2B may sell all, some, or none of the shares it acquires, and such sales could occur at any time, including during or shortly after a Pricing Period. These unpredictable sales could contribute to volatility or downward pressure on our stock price.

In addition, the purchase price for the Purchase Shares under the Purchase Agreement may be below the current and/or then-prevailing trading prices of shares of our common stock or below the price at which our existing shareholders purchased their shares. M2B may therefore potentially make a significant profit with the resale of the securities depending on the trading price of our common stock at the time of a sale and the discounted purchase price paid by M2B. While M2B may experience a positive rate of return based on the trading price of our common stock, existing holders of our common stock may not experience a similar rate of return on the shares they purchased due to differences in the applicable purchase prices and trading prices.

We may issue additional equity or equity-linked securities in the future, which may result in additional dilution to you.

We expect that significant additional capital will be needed in the future to continue our planned operations and growth initiatives. To the extent we raise additional capital by issuing equity securities or securities convertible into or exercisable for common stock, our existing stockholders could experience substantial dilution. Any future issuances may also include terms that adversely affect the rights of common stockholders.

Our common stock price is volatile, and trading volume may be low.

The trading price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include quarterly variations in operating results, announcements of technological innovations or new services, changes in financial estimates by securities analysts, general market conditions in the telecommunications and fintech sectors, and other events or factors. Low trading volume could make it difficult for you to sell your shares at desired prices or times, and could amplify price volatility.

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CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “The Equity Financing,” and “Use of Proceeds,” as well as in the sections of our Annual Report on Form 10-K for the year ended December 31, 2025, and our Quarterly Reports on Form 10-Q entitled “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” but are also contained elsewhere in this prospectus and the documents incorporated by reference. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” or “would,” or the negative of these terms or other comparable terminology.

These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about our business and industry. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements include, but are not limited to, statements about:

▪  our ability to achieve our revenue guidance and our longer-term goal of reaching a $1 billion revenue run rate;

▪  our ability to successfully execute our growth strategy through organic expansion and strategic acquisitions;

▪  the expected synergies and performance of recently acquired businesses, including GlobeTopper and QXTEL;

▪  our ability to expand profitability and achieve targeted Adjusted EBITDA levels;

▪  the anticipated benefits and market adoption of our fintech, AI-powered platforms, and cybersecurity offerings;

▪  our ability to successfully integrate and scale new business lines;

▪  our ability to raise additional capital, including through the equity line with M2B Funding Corp., and the timing, amount, and use of any such proceeds;

▪  future operating expenses, capital requirements, and cash runway;

▪  competitive conditions in the telecommunications, fintech, AI, and cybersecurity industries;

▪  regulatory developments affecting our operations in multiple jurisdictions;

▪  our ability to maintain our Nasdaq listing and comply with continued listing standards; and

▪  other risks and uncertainties described under the caption “Risk Factors” in this prospectus and in the documents incorporated by reference.

These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative but not exhaustive. New risk factors and uncertainties not described here or elsewhere in this prospectus may emerge from time to time. Moreover, because we operate in competitive and rapidly evolving industries across multiple countries, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, we do not intend to, and we undertake no obligation to, update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

You should read this prospectus and the documents that we incorporate by reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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THE EQUITY FINANCING

Description of the Purchase Agreement

On April 30, 2026, we entered into an Equity Purchase Agreement (the “Purchase Agreement”) with M2B Funding Corp. (“M2B” or the “Investor”), pursuant to which we have the right, but not the obligation, to sell to M2B up to $50,000,000 of shares of our common stock (the “Total Commitment” and shares of common stock sold pursuant to the Purchase Agreement, the “Purchase Shares”), subject to certain limitations and conditions set forth therein.

This prospectus covers the resale by M2B of up to 11,000,000 shares of our common stock, consisting of (i) up to 10,000,000 Purchase Shares that we may sell to M2B under the Purchase Agreement from time to time over the 60-month Commitment Period, and (ii) up to 1,000,000 Commitment Shares that may be issued to M2B as payment of the facility fee.

The following is a description of the material terms of the issuance and sale of securities pursuant to the Purchase Agreement. It does not purport to be complete. This summary is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part. We urge you to read the Purchase Agreement in its entirety because it, and not this description, defines your rights as holders of our common stock.

Purchase and Sale of Common Stock

We may from time to time, at our sole discretion, deliver a written purchase notice (a “Put Notice”) to M2B during the Commitment Period to require M2B to purchase Purchase Shares, subject to the satisfaction of the conditions set forth in the Purchase Agreement (including the conditions in Article VII). The Commitment Period commences on the Effective Date (the date the registration statement is declared effective) and ends on the earlier of (i) the date M2B has purchased the full $50,000,000 commitment, (ii) 60 months from the Effective Date, or (iii) certain termination events.

The purchase price for the Purchase Shares (the “Purchase Price”) will be 94% of the lowest daily volume-weighted average price (“VWAP”) of our common stock on the Principal Market during the six (6) consecutive Trading Days immediately following the applicable Put Date (the “Valuation Period” or “Pricing Period”).For each Put Notice, the number of Put Shares is subject to the Maximum Put Amount, which is the lesser of: (i) 75% of the Average Daily Trading Volume over the five (5) Trading Days preceding the Put Date, (ii) 25% of the Average Daily Trading Volume on the Put Date, or (iii) the number of shares equal to $500,000 divided by the last closing price on the Put Date.

We and M2B may mutually agree to increase the amount of any individual purchase beyond the Maximum Put Amount.

Facility Fee / Commitment Shares

As consideration for M2B’s commitment, we agreed to issue to M2B shares of common stock having an aggregate value of $1,000,000, consisting of (i) $500,000 in Initial Commitment Shares issued on the Execution Date and (ii) $500,000 in Deferred Commitment Shares issued on the 12-month anniversary of the Execution Date (or immediately upon termination of the Agreement if earlier). The number of Commitment Shares is determined based on the closing price of our common stock on the Trading Day immediately preceding the applicable issuance date. All Commitment Shares are subject to a daily volume leak-out restriction of 20% of the applicable trading volume.

Beneficial Ownership Limitation

The Purchase Agreement contains a Beneficial Ownership Limitation. As of the date of any Closing, the number of Put Shares to be purchased by M2B shall not exceed the number of shares that, when aggregated with all other shares of common stock then beneficially owned by M2B, would result in M2B owning more than the Beneficial Ownership Limitation.

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The Beneficial Ownership Limitation is the lesser of: (i) 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance, or (ii) 19.99% of the number of shares of common stock outstanding as of the date the applicable Put Notice is submitted (excluding shares held by affiliates of the Company).

M2B may increase or decrease the Beneficial Ownership Limitation by written notice to the Company; provided, however, that the Beneficial Ownership Limitation may in no event exceed 9.99% of the shares outstanding immediately after the issuance. Any increase will not become effective until the 61st day after such notice is delivered.

Exchange Cap

Under applicable Nasdaq rules, in no event may we issue to M2B shares of our common stock in excess of 19.99% of the shares outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), unless we obtain stockholder approval for issuances in excess of the Exchange Cap or an applicable exception applies.

Proceeds

Because the Purchase Price per share will fluctuate based on the market price of our common stock during the Pricing Period for each purchase, it is not possible for us to predict the number of Purchase Shares we will sell to M2B, the actual Purchase Price per share, or the gross proceeds we will receive, if any.

The proceeds from sales of Purchase Shares, if any, will depend on the frequency and prices at which we sell shares to M2B. To the extent we sell Purchase Shares under the Purchase Agreement, we plan to use any proceeds therefrom for working capital, strategic acquisitions, expansion in our fintech, AI, and cybersecurity initiatives, and other general corporate purposes.

Conditions Precedent to Commencement and For Delivery of Purchase Notices

Our right to deliver Purchase Notices to M2B, and M2B’s obligation to purchase shares, are subject to the initial satisfaction (at Commencement) and ongoing satisfaction of the following conditions (among others):

  Accuracy of the Investor’s representations and warranties.
  Delivery by the Investor of executed Transaction Documents.
  Effectiveness of the Registration Statement and absence of any stop order.
  Accuracy of the Company’s representations and warranties.
  Performance by the Company of all covenants and conditions.
  No statute, rule, regulation, order or injunction prohibiting the transactions.
  No Material Adverse Effect since the most recent SEC filing.
  Common Stock not suspended or delisted from the Principal Market.
  Beneficial Ownership Limitation not exceeded.
  No knowledge of events that would cause the Registration Statement to be suspended.
  No violation of stockholder approval requirements.
  Delivery of Officer’s Certificate.
  Common Stock is DWAC Eligible and not subject to a DTC chill.
  All required SEC filings have been made on time.
  Transfer Agent Instruction Letter executed and acknowledged.
  Broker approval for deposit of shares.
  No violation of law or order.
  Delivery of legal opinion upon effectiveness of the Registration Statement.
  No material non-public information in the Investor’s possession.

Covenants

The Purchase Agreement contains customary representations, warranties, covenants, and indemnification obligations of the parties.RestrictionsM2B is prohibited from engaging in short sales or hedging transactions that establish a net short position in our common stock during the term of the Purchase Agreement.

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Termination

The Purchase Agreement will automatically terminate upon the earliest to occur of the following:

  The end of the Commitment Period (the earlier of (i) the date on which M2B has purchased the full $50,000,000 Maximum Commitment Amount, (ii) the date that is sixty (60) months from the Effective Date of the Registration Statement, or (iii) certain termination events);
  The date that M2B has purchased the full Maximum Commitment Amount; or
  The date that, pursuant to or within the meaning of any Bankruptcy Law, the Company commences a voluntary case, a proceeding is commenced against the Company, a Custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors.

In addition, the Company has the right to terminate the Purchase Agreement at any time by delivering thirty (30) days’ prior written notice to M2B. Such termination notice will not become effective until thirty (30) days after it has been received by M2B. The Company may not terminate the Purchase Agreement while any Put Notice is outstanding or while M2B holds any Put Shares issued pursuant to a prior Put Notice.

If the Company terminates the Purchase Agreement, it must pay M2B a Termination Fee equal to thirty percent (30%) of the aggregate Investment Amounts actually received by the Company from all Puts closed during the thirty (30) Trading Days immediately preceding the date the termination notice is delivered, subject to a minimum of $200,000. The Termination Fee is payable, at the Company’s election, in cash or in shares of common stock valued at the average VWAP over the five (5) Trading Days preceding the payment date. This Termination Fee is in addition to any other amounts owed under the Purchase Agreement.

Notwithstanding the foregoing, if the Company does not send the first Put Notice on or before June 20, 2026, M2B may terminate the Purchase Agreement at any time.

Upon termination of the Purchase Agreement (for any reason), certain provisions survive, including those relating to representations and warranties, covenants, indemnification, and governing law.

See “Risk Factors — We may be required to pay a substantial termination fee if we terminate the Purchase Agreement, which could materially and adversely affect our liquidity and cause additional dilution to our stockholders” for a discussion of the risks associated with this termination fee.

Effect of Performance of the Purchase Agreement on Our Stockholders

All shares registered in this offering that may be issued or sold to M2B under the Purchase Agreement are expected to be freely tradable. Any issuance of Purchase Shares or Commitment Shares will dilute the ownership interests of our existing stockholders. Because the shares are purchased at a discount to market price and M2B may resell them into the market, such sales (or the perception that such sales could occur) could exert downward pressure on the trading price of our common stock. There are substantial risks to our stockholders from the sale and issuance of common stock to M2B under the Purchase Agreement. See “Risk Factors” and “Dilution.”

USE OF PROCEEDS

We will not receive any of the proceeds from the resale of shares of our common stock offered by the Selling Stockholder. However, we may receive up to an aggregate of $50,000,000 in gross proceeds from the sale of our common stock to M2B Funding Corp. pursuant to the Purchase Agreement (less any amount paid for the facility fee, whether in cash or in the form of Commitment Shares). The actual proceeds may be less than this amount depending on the number of shares of our common stock sold, the price at which the shares are sold, and whether we elect to pay the facility fee in cash or shares. We intend to use any net proceeds that we receive under the Purchase Agreement for working capital and general corporate purposes, including:

  funding ongoing operations and expansion of our telecommunications services;
  accelerating growth in our higher-margin fintech segment, including further development and integration of platforms such as Global Money One, maxmo.vip, and GlobeTopper;
  supporting development and commercialization of our AI-powered platforms and cybersecurity offerings;
  pursuing strategic acquisitions of complementary businesses or technologies that align with our multi-vertical strategy; and
  other corporate initiatives, including potential investments in infrastructure, marketing, and personnel.

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Although we currently have no specific agreements, commitments, or understandings with respect to any particular acquisition or investment, we continuously evaluate opportunities to acquire or invest in complementary businesses, technologies, products, or assets that would enhance our competitive position or accelerate our growth.

Our expected use of the net proceeds from sales under the Purchase Agreement represents our current intentions based upon our present plans and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received, nor the amounts we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend on numerous factors, including market conditions, the progress of our business initiatives, the availability and terms of acquisition opportunities, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds. Pending the uses described above, we plan to invest any net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit, or other securities.

MARKET INFORMATION

Our common stock is listed on The Nasdaq Capital Market under the symbol “IQST.” As of May 1, 2026, we had approximately 88  holders of record of our common stock, one of which was Cede & Co., a nominee for Depository Trust Company, or DTC. Shares of common stock that are held by financial institutions as nominees for beneficial owners or in “street name” are deposited into participant accounts at DTC and are considered to be held of record by Cede & Co. as one stockholder. The actual number of beneficial owners is substantially greater than the number of holders of record.

DIVIDEND POLICY

In 2025, we initiated a dividend policy and declared our first shareholder dividend, consisting of $500,000 payable in freely tradable shares of our common stock to holders of record as of December 15, 2025.

The declaration and payment of any future dividends, whether in cash or in shares of our common stock, will be at the sole discretion of our Board of Directors. Future dividends will depend on a number of factors, including our results of operations, financial condition, cash requirements, future prospects, contractual restrictions, restrictions imposed by applicable law, capital requirements associated with our growth strategy, and other factors our Board of Directors deems relevant. There can be no assurance that we will declare or pay dividends in any particular amount or at all in any future period.

DILUTION

The sale of our common stock to M2B Funding Corp. pursuant to the Purchase Agreement (including any Purchase Shares and Commitment Shares) will have a dilutive impact on our existing stockholders. Because the Purchase Price is 94% of the lowest daily volume-weighted average price (“VWAP”) during the six Trading Days following the Put Notice, the lower our stock price at the time we sell shares to M2B, the greater the number of shares we must issue to raise the same dollar amount of proceeds. This structure can result in substantial dilution to our existing stockholders.

At the current market price of approximately $1.42 per share (as of May 1, 2026), the maximum 11,000,000 shares registered in this offering would generate significantly less than the full $50 million commitment amount under the Purchase Agreement (approximately $15–16 million in gross proceeds before any facility fee). Additional registration statements or stockholder approval to exceed the 19.99% Nasdaq Exchange Cap would be required to access the full facility.

The following table illustrates the potential dilution assuming we issue the maximum 11,000,000 shares registered in this offering at an illustrative average issuance price of $1.50 per share (the actual issuance price will vary based on the applicable VWAP at the time of each sale).

Description	Per Share
Assumed average issuance price per share	$1.50
Historical net tangible book value per share as of December 31, 2025	$3.49
Increase (decrease) in net tangible book value per share attributable to this offering	($1.40)
As adjusted net tangible book value per share after this offering	$2.09
Dilution per share to existing stockholders	$1.40

The historical net tangible book value per share is calculated as of December 31, 2025, the date of our most recent audited financial statements incorporated by reference. As of May 1, 2026, we had approximately 6,277,811 shares of common stock outstanding. Between December 31, 2025 and May 1, 2026 we issued an aggregate of approximately 1,613,544 shares primarily in connection with conversions of preferred stock and debt, settlements, and the stock dividend, as more fully described in “Recent Sales of Unregistered Securities” in Part II of this registration statement.

The net tangible book value per share figures above are derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2025 (total stockholders’ equity of $16.3 million and 4,664,267 shares outstanding as of December 31, 2025). The actual dilution will depend on the actual prices at which shares are sold to M2B and the number of shares ultimately issued.

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The number of shares of our common stock to be outstanding after this offering is based on approximately 4,664,267 shares of our common stock outstanding as of December 31, 2025, and excludes  :

  shares issuable upon conversion of our outstanding Series A Preferred Stock (10,000 shares designated and outstanding);
  shares issuable upon conversion of our outstanding Series B Preferred Stock (59,276 shares outstanding);
  shares issuable upon conversion of our outstanding Series D Preferred Stock (18,020 shares outstanding); and
  any additional shares that may become issuable under anti-dilution or similar provisions.

Unless otherwise indicated, all information in this prospectus assumes no conversion of outstanding preferred stock. To the extent that preferred stock is converted or additional shares are issued for other reasons, dilution to common stockholders will be greater.

SELLING STOCKHOLDER

This prospectus relates to the possible resale from time to time by M2B Funding Corp. (“M2B” or the “Selling Stockholder”) of any or all of the up to 11,000,000 shares of our common stock that have been or may be issued by us to M2B under the Purchase Agreement, consisting of up to 10,000,000 Purchase Shares and up to 1,000,000 Commitment Shares issuable as payment of the facility fee. All such shares of common stock that are being registered under the Securities Act for resale by the Selling Stockholder in this offering are expected to be freely tradable. The resale by the Selling Stockholder of a significant number of shares of our common stock that are registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our common stock to decline and to be highly volatile. We are filing the registration statement of which this prospectus forms a part to satisfy our registration rights obligations under the Purchase Agreement.

Sales of Purchase Shares, if any, to M2B under the Purchase Agreement will depend upon market conditions, the trading price of our common stock, determinations by us as to the appropriate sources of funding for our operations, and other factors to be determined by us. We may ultimately decide to sell to M2B all, some, or none of the Purchase Shares that may be available for us to sell to M2B pursuant to the Purchase Agreement. If and when we do elect to sell Purchase Shares to M2B, or issue Commitment Shares as payment of the facility fee, M2B may resell all, some, or none of those shares at any time or from time to time in its discretion, and such resales may be at different prices. As a result, investors who purchase shares of our common stock from M2B in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares of our common stock they purchase from M2B as a result of future sales made by us to M2B at prices lower than the prices such investors paid for their shares of our common stock in this offering. In addition, if we sell a substantial number of shares to M2B, or if investors expect that we will do so, the actual sales of those shares, or the mere existence of our arrangement with M2B, may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Although the Purchase Agreement provides that we may sell up to an aggregate of $50,000,000 of Purchase Shares to M2B, only 11,000,000 shares of our common stock are being registered for resale under this prospectus (representing up to 10,000,000 Purchase Shares plus up to 1,000,000 Commitment Shares). If we elect to sell to M2B the maximum number of Purchase Shares registered hereunder (and issue the maximum Commitment Shares), the actual gross proceeds may be substantially less than the $50,000,000 total commitment available under the Purchase Agreement, depending on the market prices of our common stock during each applicable Pricing Period and whether we elect to pay the facility fee in cash or shares. If it becomes necessary for us to issue and sell to M2B more shares than are being registered for resale under this prospectus in order to receive aggregate gross proceeds approaching $50,000,000, we must first obtain stockholder approval to issue shares of common stock in excess of the 19.99% Exchange Cap in accordance with applicable Nasdaq rules (or rely on an applicable exception). The number of shares of our common stock ultimately offered for resale by M2B under this prospectus is dependent upon the number of Purchase Shares we ultimately sell to M2B under the Purchase Agreement and whether we elect to pay the facility fee in shares.

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The table below presents information regarding the Selling Stockholder and the shares of common stock that it may from time to time offer for resale under this prospectus. The table is prepared based on information supplied to us by the Selling Stockholder and reflects its holdings as of May 1, 2026. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of common stock that the Selling Stockholder may offer for resale under this prospectus, consisting of Purchase Shares and potential Commitment Shares issuable under the Purchase Agreement. The Selling Stockholder may sell some, all or none of the shares it receives. We do not know how long the Selling Stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the Selling Stockholder regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of our common stock with respect to which the Selling Stockholder has voting and investment power.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus (1)	Number of Shares of Common Stock Owned After Offering (2)	Percent (3)
M2B Funding Corp.	0	*	11,000,000	0	Less than 1%

(1) Represents the maximum number of shares of common stock that the Selling Stockholder may offer for resale under this prospectus, consisting of up to 10,000,000 Purchase Shares and up to 1,000,000 Commitment Shares issuable under the Purchase Agreement. The amounts set forth in this column do not reflect the application of the 9.99% Beneficial Ownership Limitation.

(2) Assumes the issuance and sale (or resale) of all shares of our common stock being offered for resale pursuant to this prospectus.

(3) Applicable percentage ownership is based on approximately 6,277,811 shares of our common stock outstanding as of May 1, 2026. M2B Funding Corp. is a Florida corporation. Daniel Kordash is the President of M2B Funding Corp. and has voting control and investment discretion over the securities held by M2B Funding Corp.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms and provisions of our common stock and preferred stock. This summary is subject to and qualified in its entirety by our Articles of Incorporation, as amended (the “Articles of Incorporation”), our Bylaws, as amended (the “Bylaws”), and the Certificates of Designation for our Series A Preferred Stock, Series B Preferred Stock, and Series D Preferred Stock, copies of which are included as exhibits to the registration statement of which this prospectus forms a part, and certain provisions of Nevada law. Prospective investors should carefully review the terms and provisions of our Articles of Incorporation, our Bylaws, and the applicable Certificates of Designation.

General

As of the date of this prospectus, our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share, and 1,200,000 shares of preferred stock, par value $0.001 per share. As of December 30, 2025, there were 4,664,267 shares of common stock issued and outstanding, 10,000 shares of Series A Preferred Stock issued and outstanding, 59,276 shares of Series B Preferred Stock issued and outstanding, and 18,020 shares of Series D Preferred Stock issued and outstanding. Our common stock is listed on The Nasdaq Capital Market under the symbol “IQST.”

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Common Stock

Voting Rights. The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by such stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to cumulative voting in the election of directors. Holders of a majority of the shares entitled to vote can elect all of the directors standing for election.

Dividend Rights. Holders of our common stock are entitled to receive dividends ratably, if, as, and when declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock.

Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, after payment of debts and other liabilities and after making provision for any preferential amounts payable to holders of preferred stock, the holders of common stock will be entitled to share ratably in the remaining assets available for distribution.

Rights and Preferences. Holders of our common stock have no preemptive, conversion, subscription, redemption, or sinking fund rights. The rights, preferences, and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we have designated and issued or that we may designate and issue in the future.

Certain provisions in our Articles of Incorporation and Bylaws, as well as Nevada law, may have the effect of delaying, deferring, or preventing a change in control of the Company.

Preferred Stock

Pursuant to our Articles of Incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 1,200,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights and the qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of the common stock. We have designated the following series of preferred stock:

▪  Series A Preferred Stock: 10,000 shares designated, all of which are issued and outstanding.

▪  Series B Preferred Stock: 200,000 shares designated, 59,276 of which are issued and outstanding.

▪  Series D Preferred Stock: 100,000 shares designated, 18,020 of which are issued and outstanding.

Our board of directors is authorized to issue additional series of preferred stock with such rights and preferences as it may determine, which could have the effect of discouraging a takeover or other transaction that holders of common stock might believe to be in their best interests or in which they might receive a premium for their shares over the then-current market price.

The laws of the State of Nevada provide that holders of preferred stock may have the right to vote separately as a class on certain amendments affecting their rights.

Series A Preferred Stock

The Series A Preferred Stock was designated pursuant to a Certificate of Designation filed with the Nevada Secretary of State on November 3, 2020. The key terms include:

  Voting Rights: Holders of Series A Preferred Stock vote together with the common stock as a single class and are entitled to a number of votes equal to 51% of the total votes entitled to be cast on any matter submitted to stockholders, effectively providing control over stockholder votes.
  Dividend and Liquidation Rights: Holders participate on an as-converted basis with common stockholders in any dividends or distributions and in liquidation.
  Conversion and Other Rights: No conversion rights. Holders have no preemptive rights.
  No Public Market: There is no established public trading market for the Series A Preferred Stock, and we do not expect one to develop.

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Series B Preferred Stock

The Series B Preferred Stock was designated pursuant to a Certificate of Designation filed with the Nevada Secretary of State on November 11, 2020. The key terms include:

  Dividend Rights: Holders are entitled to cumulative dividends at an annual rate of 24% of the $81 stated value per share, compounded and payable in additional shares of Series B Preferred Stock (in kind) when declared by the board.
  Liquidation Preference: In the event of liquidation, dissolution, or winding up, holders are entitled to receive $81 per share plus accrued and unpaid dividends before any distribution to common stockholders.
  Conversion Rights: Convertible at the holder’s option after 12 months from issuance into common stock at a ratio of 12.5 shares of common stock per share of Series B Preferred Stock. Upon conversion, the resulting common shares are subject to a one-year leak-out restriction limiting sales to 5% of the prior month’s trading volume.
  Voting Rights: No voting rights except as required by law.
  No Public Market: There is no established public trading market for the Series B Preferred Stock, and we do not expect one to develop.

Series D Preferred Stock

The Series D Preferred Stock was originally designated on November 3, 2023, and subsequently amended and restated on July 7, 2025, and October 10, 2025. The key terms include:

  Dividend Rights: Holders are entitled to cumulative dividends at an annual rate of 12% on the stated value, accruing daily and compounding quarterly if unpaid, payable when declared by the board.
  Liquidation Preference: Senior to common stock and certain other series, but pari passu with Series B Preferred Stock; holders receive the stated value plus accrued dividends before junior securities.
  Conversion Rights: Convertible at the holder’s option after three months from issuance into common stock at a base ratio of 12.5 shares of common stock per share of Series D Preferred Stock. Includes a “True-Up Adjustment” mechanism comparing the original conversion price to an adjusted price based on the lowest VWAP in the five days preceding conversion (with 20% discount, $1.00 floor, and maximum true-up ratio of 2.5).
  Voting Rights: No voting rights except as required by law or for amendments adversely affecting the series.
  Leak-Out Restriction: After three months, conversions and sales of converted shares are limited to 10% of the average daily trading volume per holder.
  Redemption: Optional redemption by the Company at 105% of the price paid by the holder.
  No Public Market: There is no established public trading market for the Series D Preferred Stock, and we do not expect one to develop.

Nevada Anti-Takeover Laws

Nevada Revised Statutes sections 78.378 to 78.379 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. Our articles of incorporation and bylaws do not state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation. Because of these conditions, the statute currently does not apply to our company.

Listing of Common Stock

Our Common Stock is currently listed on the Nasdaq Capital Market under the trading symbol “IQST.”

Transfer Agent and Registrar

The transfer agent and registrar of our Common Stock and Preferred Stock is VStock Transfer, LLC.

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PLAN OF DISTRIBUTION

The common stock offered by this prospectus are being offered by the Selling Stockholder, M2B Funding Corp. The shares may be sold or distributed from time to time by the Selling Stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of our common stock offered by this prospectus could be effected in one or more of the following methods:

▪  ordinary brokers’ transactions;

▪  transactions involving cross or block trades;

▪  through brokers, dealers, or underwriters who may act solely as agents;

▪  “at the market” into an existing market for our common stock;

▪  in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

▪  in privately negotiated transactions; or

▪  any combination of the foregoing.

The Selling Stockholder may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the Selling Stockholder may transfer the shares of common stock by other means not described in this prospectus. If the Selling Stockholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the Selling Stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The Purchase Agreement prohibits the Selling Stockholder from engaging in short sales or hedging transactions that establish a net short position with respect to our common stock. The Selling Stockholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The Selling Stockholder may pledge or grant a security interest in securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Stockholder to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The Selling Stockholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the Selling Stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Stockholder, M2B Funding Corp., is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. As an underwriter, M2B Funding Corp. is required to comply with certain requirements of the Securities Act and the Exchange Act, including Regulation M. With certain exceptions, Regulation M precludes M2B Funding Corp., any affiliated purchasers, and any broker-dealer or other person who participates in the distribution, from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

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Except as disclosed in this prospectus, we know of no existing arrangements between M2B Funding Corp. or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our common stock offered by this prospectus. M2B Funding Corp. has informed us that it intends to use one or more registered broker-dealers to effectuate all sales, if any, of our common stock that it has acquired and may in the future acquire from us pursuant to the Purchase Agreement. Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. M2B Funding Corp. has informed us that each such broker-dealer will receive commissions from M2B Funding Corp. that will not exceed customary brokerage commissions.

To the extent required by the Securities Act and the rules and regulations thereunder, any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

The Selling Stockholders and any other person participating in distribution of the shares of common stock will be subject to applicable provisions of the Securities Exchange, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by The Doney Law Firm, Las Vegas, Nevada.

EXPERTS

The consolidated financial statements of IQSTEL Inc. as of and for the years ended December 31, 2025 and 2024, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the years ended December 31, 2025 and 2024, have been audited by Urish Popeck & Co., LLC, an independent registered public accounting firm, as set forth in their report thereon, and have been incorporated in this prospectus and registration statement in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Our common stock is registered with the SEC under Section 12 of the Exchange Act and, accordingly, we are subject to the information and periodic reporting requirements of the Exchange Act, and we file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available at the website of the SEC at www.sec.gov.

We maintain a website at www.iqstel.com. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, proxy statements and other information filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. We have not incorporated by reference into this prospectus or any accompanying prospectus supplement the information on our website, and you should not consider it to be a part of this prospectus or any accompanying prospectus supplement.

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We have filed with the SEC a registration statement under the Securities Act, relating to the securities being offering by the Selling Stockholder. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement for free at the website of the SEC referenced above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities we may offer pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where You Can Find More Information.” The following documents filed by us with the Commission are incorporated by reference in this prospectus:

▪  our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on April 6, 2026, as amended on Form 10-K/A filed on April 23, 2026;

▪  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 (filed May 15, 2025), June 30, 2025 (filed August 14, 2025), and September 30, 2025 (filed November 14, 2025);

▪  our Current Reports on Form 8-K filed with the SEC in 2025 (to the extent the information in such reports is filed and not furnished), including but not limited to those filed on the following dates: January 17, 2025; February 4, 2025; May 2, 2025; May 30, 2025; June 3, 2025; June 11, 2025; June 25, 2025; July 9, 2025; July 17, 2025; July 31, 2025; August 7, 2025; September 3, 2025; September 19, 2025; September 26, 2025; October 10, 2025; December 2, 2025; December 17, 2025, February 3, 2026, February 4, 2026 and May 1, 2026.

▪  the description of our common stock contained in our registration statement or any amendment or report filed for the purpose of updating such description.

We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14 or 15 of the Exchange Act (other than any portions of filings that are furnished rather than filed pursuant to Items 2.02 and 7.01 of a Current Report on Form 8-K) after the date of the initial registration statement of which this prospectus is a part and prior to effectiveness of such registration statement. All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated herein by reference and are an important part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

We will provide upon request to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing to or calling us at:

IQSTEL Inc.
300 Aragon Avenue, Suite 375
Coral Gables, FL 33134
(954) 951-8191

You can also find these filings on our website at www.iqstel.com. We are not incorporating the information on our website other than these filings into this prospectus or any accompanying prospectus supplement.

This prospectus is part of a registration statement we filed with the SEC. You should only rely on the information or representations contained in this prospectus, in any accompanying prospectus supplement or any related free writing prospectus, or incorporated by reference herein or therein. Neither we nor the Selling Stockholders have authorized anyone to provide information other than that provided in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. Neither we nor the Selling Stockholders are making an offer of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

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Up to 11,000,000 Shares of Common Stock

Preliminary Prospectus

May 6, 2026

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered (excluding the underwriting discount and management fee). Except for the SEC registration fee, all amounts are estimates.

Amount
SEC registration fee	$6,905
Legal fees and expenses	5,000
Accounting fees and expenses	10,000
Miscellaneous expenses	2,000
Total	$23,905

Item 14. Indemnification of Directors and Officers.

Under our bylaws, every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust, or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability, and loss (including attorneys’ fees judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right, which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit, or proceeding must be paid by us as they are incurred and in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by us. Such right of indemnification shall not be exclusive of any other right which such directors, officers, or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of shareholders, provision of law, or otherwise.

Without limiting the application of the foregoing, our board of directors may adopt bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause us to purchase and maintain insurance on behalf of any person who is or was our director or officer, or is or was serving at our request as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust, or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not we would have the power to indemnify such person. The indemnification provided shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We have not entered into any agreements with our directors and executive officers that require us to indemnify these persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that the person is or was our director or officer or any of our affiliated enterprises. We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act, or otherwise.

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Item 15. Recent Sales of Unregistered Securities.

The information set forth below relates to our issuances of securities without registration under the Securities Act of 1933 in reliance on Section 4(a)(2) of the Securities Act, and/or Regulation D promulgated thereunder.

During the year ended December 31, 2025, the Company issued 2,130,808 shares of common stock valued at fair market value on issuance as follows:

▪  475,125 shares for conversion of Series D Preferred Stock;

▪  7,500 shares for compensation to our directors valued at $81,813;

▪  1,271,720 shares for conversion of debt of $5,640,893;

▪  264,980 shares for settlement of debt of $1,886,658;

▪  32,400 shares for service valued at $223,200;

▪  3,563 shares for common stock payable value at $82,194;

▪  75,529 shares for stock dividend valued at $500,000;

▪  (9) shares for reverse stock split adjustment.

During the year ended December 31, 2024, the Company issued 385,589 shares of common stock and 3,563 shares payable, valued at fair market value on issuance as follows:

▪  7,500 shares for compensation to our directors valued at $141,025

▪  37,590 shares for settlement of debt valued at $483,670

▪  44,192 shares in conjunction with convertible notes valued at $597,777

▪  125,000 shares for exercise of warrants for $1,100,000

▪  76,326 shares for conversion of debt of $671,666

▪  30,625 shares issued for cash of $100,000

▪  8,081 shares for the extension of debt valued at $116,364

▪  56,275 shares for conversion of Series B Preferred Stock

▪  3,563 shares of stock payable for service valued at $82,194 recorded as additional paid in capital at December 31, 2024. Shares were issued on January 16, 2025

At December 31, 2025 and 2024, 4,668,017 and 2,537,209 shares of common stock were issued and outstanding, respectively.

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Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

The exhibits listed below are filed as part of this registration statement.

Exhibit No.	Description of Exhibit
Exhibit 2.1	Membership Interest Purchase Agreement(1)
Exhibit 2.2	Memorandum of Understanding and Shareholders Agreement dated February 21, 2020(5)
Exhibit 2.3	Memorandum of Understanding and Shareholders Agreement dated February 12, 2020(6)
Exhibit 2.4	Company Purchase Agreement, dated April 1, 2019(11)
Exhibit 2.5	Share Purchase Agreement, dated January 19, 2024(23)
Exhibit 2.6	Purchase Company Agreement, dated May 10, 2024(26)
Exhibit 2.7	Second Amendment to Share Purchase Agreement, dated June 27, 2024(27)
Exhibit 3.1	Articles of Incorporation of the Registrant(2)
Exhibit 3.2	Certificate of Amendment(3)
Exhibit 3.3	Certificate of Amendment(18)
Exhibit 3.4	Certificate of Designation(20)
Exhibit 3.5	Certificate of Designation(21)
Exhibit 3.6	Certificate of Designation(22)
Exhibit 3.7	Amended and Restated Bylaws of the Registrant(19)
Exhibit 3.8	Certificate of Change, dated May 1, 2025(31)
Exhibit 3.9	Certificate of Amendment, dated September 16, 2025(36)
Exhibit 3.10	Second Amended and Restated Certificate of Designation for Series D Preferred Stock(38)
Exhibit 3.11	Third Amended and Restated Certificate of Designation for Series D Preferred Stock(39)
Exhibit 3.12	Amended and Restated Bylaws of the Registrant(19)
Exhibit 4.1	Amendment #2 to the Crown Capital Note dated March 2, 2020(4)
Exhibit 4.2	Amendment #2 to the Auctus Fund Note dated March 2, 2020(4)
Exhibit 4.2	Amendment #1 to the Labrys Fund Note dated February 11, 2020(7)
Exhibit 4.3	Amendment #1 to the Apollo Note dated December 23, 2019(8)
Exhibit 4.4	Amendment #1 to the Apollo Note dated December 24, 2019(8)
Exhibit 4.5	Amendment #1 to the Apollo Note dated December 24, 2019(8)
Exhibit 4.6	Amendment #1 to the Apollo Note dated December 24, 2019(8)
Exhibit 4.7	Amendment #1 to the Apollo Note dated December 24, 2019(8)
Exhibit 4.8	Amendment #1 to the Apollo Note dated December 24, 2019(8)
Exhibit 4.9	Amendment #1 to the Apollo Note dated December 24, 2019(8)
Exhibit 4.10	Amendment #1 to the Crown Capital Note dated December 23, 2019(8)
Exhibit 4.11	Amendment #1 to the Auctus Fund Note dated January 1, 2020(8)
Exhibit 4.12	Senior Secured Convertible Promissory Note to Labrys Fund dated December 3, 2019(9)
Exhibit 4.13	Purchase Company Agreement, dated April 21, 2022(12)
Exhibit 4.14	Purchase Company Agreement, dated May 6, 2022(13)
Exhibit 4.15	Common Stock Purchase Option with Apollo dated April 5, 2022(14)
Exhibit 4.16	Amended Common Stock Purchase Option with Apollo dated September 29, 2022(15)
Exhibit 4.17	Secured Convertible Promissory Note, dated January 24, 2024(23)
Exhibit 4.18	Common Stock Purchase Option, dated February 12, 2024(24)
Exhibit 4.19	Common Stock Purchase Option, dated January 14, 2025(30)
Exhibit 5.1**	Opinion of The Doney Law Firm, with consent to use
Exhibit 10.1	Conversion Agreement with Carmen Cabell(1)
Exhibit 10.2	Conversion Agreement with Patrick Gosselin(1)
Exhibit 10.3	Conversion Agreement with Mark Engler(1)
Exhibit 10.4	Employment Agreement with Leandro Iglesias(1)
Exhibit 10.5	Employment Agreement with Alvaro Quintana Cardona(1)
Exhibit 10.6	Employment Agreement with Juan Carlos Lopez Silva(1)
Exhibit 10.7	Forbearance Agreement dated December 12, 2019(8)
Exhibit 10.8	Temporary Forbearance Agreement dated December 18, 2019(8)
Exhibit 10.9	Securities Purchase Agreement, dated December 3, 2019(9)
Exhibit 10.10	Employment and Indemnification Agreements with Leandro Iglesias, dated May 2, 2019(10)
Exhibit 10.11	Employment and Indemnification Agreements with Alvaro Quintana, dated May 2, 2019(10)
Exhibit 10.12	Employment and Indemnification Agreements with Juan Carlos Lopez Silva, dated May 2, 2019(10)
Exhibit 10.13	Registration Rights Agreement with ADI Funding dated April 5, 2022(16)
Exhibit 10.14	Securities Purchase Agreement, dated January 24, 2024(23)
Exhibit 10.15	Registration Rights Agreement with M2B Funding Corp., dated January 24, 2024(23)
Exhibit 10.16	Security Agreement, dated January 24, 2024(23)
Exhibit 10.17	Amended and Restated Employment Agreement with Mr. Iglesias, dated February 29, 2024(25)
Exhibit 10.18	Amended and Restated Indemnification Agreement with Mr. Iglesias, dated February 29, 2024(25)
Exhibit 10.19	Amended and Restated Employment Agreement with Mr. Cardona, dated February 29, 2024(25)
Exhibit 10.20	Amended and Restated Indemnification Agreement with Mr. Cardona, dated February 29, 2024(25)
Exhibit 10.21	Memorandum of Understanding, dated October 18, 2024(28)
Exhibit 10.22	Memorandum of Understanding, dated November 1, 2024(29)
Exhibit 10.23	Stock Purchase Agreement, dated January 14, 2025(30)
Exhibit 10.24	Registration Rights Agreement, dated January 14, 2025(30)
Exhibit 10.25	Unit Purchase Agreement, dated May 29, 2025(32)
Exhibit 10.26	Amendment to Employment Agreement with Leandro Iglesias, dated June 23, 2025(33)
Exhibit 10.27	Amendment to Employment Agreement with Alvaro Quintana Cardona, dated June 23, 2025(33)
Exhibit 10.28	Debt Exchange Agreement, dated June 30, 2025 with ADI Funding, LLC(34)
Exhibit 10.29	Debt Exchange Agreement, dated June 30, 2025 with M2B Funding Corp.(34)
Exhibit 10.30	Stock-For-Stock Exchange Agreement, dated September 2, 2025(35)
Exhibit 10.31	Amendment No. 1 to Stock-For-Stock Exchange Agreement, dated September 26, 2025(37)
Exhibit 10.32	Equity Purchase Agreement, dated April 30, 2026, by and between IQSTEL Inc. and M2B Funding Corp.(40)
Exhibit 10.33	Registration Rights Agreement, dated April 30, 2026, by and between IQSTEL Inc. and M2B Funding Corp.(40)
Exhibit 14.1	Code of Business Conduct and Ethics(17)
Exhibit 23.1**	Consent of Independent Registered Public Accounting Firm
Exhibit 23.2**	Consent of The Doney Law Firm (included in Exhibit 5.1)
Exhibit 24.1**	Power of Attorney (included on signature page)
Exhibit 107**	Filing fee table

Filed herewith**

1.	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on June 28, 2018.
2.	Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the US Securities and Exchange Commission on August 18, 2011.
3.	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on August 31, 2018.
4.	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on March 30, 2020.
5.	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on February 25, 2020.
6.	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on February 19, 2020.
7.	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on February 13, 2020.
8.	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on January 6, 2020.
9.	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on December 11, 2019.
10.	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on May 6, 2019.
11.	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on April 4, 2019.
12	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on April 26, 2022.
13	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on May 10, 2022.
14	Incorporated by reference to the Company’s Form S-1/A filed with the US Securities and Exchange Commission on September 22, 2022.
15	Incorporated by reference to the Company’s Form 8-K/A filed with the US Securities and Exchange Commission on October 6, 2022.
16	Incorporated by reference to the Company’s Form S-1/A filed with the US Securities and Exchange Commission on October 11, 2022.
17	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on November 2, 2022.
18	Incorporated by reference to the Company’s DEF 14C filed with the US Securities and Exchange Commission on May 12, 2020.
19	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on December 14, 2022.
20	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on January 8, 2021.
21	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on November 13, 2020.
22	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on November 6, 2020.
23	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on January 25, 2024.
24	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on February 13, 2024.
25	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on March 4, 2024.
26	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on May 10, 2024.
27	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on July 2, 2024.
28	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on October 22, 2024.
29	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on November 4, 2024.
30	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on January 17, 2025
31	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on May 2, 2025
32	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on May 30, 2025
33	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on June 25, 2025
34	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on July 9, 2025
35	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on September 3, 2025
36	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on September 19, 2025
37	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on September 26, 2025
38	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on October 10, 2025
39	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on February 3, 2026
40	Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on May 1, 2026

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that: Paragraphs (1)(i),(1)(ii) and (1)(iii) of this section do not apply if information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus related, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939 (the “Trust Indenture Act”) in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Trust Indenture Act.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 6, 2026.

IQSTEL Inc.

By:	/s/ Leandro Iglesias
Leandro Iglesias Chief Executive Officer, Principal Executive Officer and Director

By:	/s/ Alvaro Quintana Cardona
Alvaro Quintana Cardona
Title:	Chief Operating Officer, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer and Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Leandro Iglesias and Alvaro Quintana Cardona with full power to act alone and without the others, his true and lawful attorney-in-fact, with full power of substitution, and with the authority to execute in the name of each such person, any and all amendments (including without limitation, post-effective amendments) to this registration statement, to sign any and all additional registration statements relating to the same offering of securities as this registration statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file such registration statements with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, necessary or advisable to enable the registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the registration statement as the aforesaid attorney-in-fact executing the same deems appropriate.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Leandro Iglesias
Leandro Iglesias Chief Executive Officer, Principal Executive Officer and Director
May 6, 2026

By:	/s/ Alvaro Quintana Cardona
Alvaro Quintana Cardona
Title:	Chief Operating Officer, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer and Director
Date:	May 6, 2026

By:	/s/ Raul Perez
Raul Perez
Title:	Director
Date:	May 6, 2026

By:	/s/ Jose Antonio Barreto
Jose Antonio Barreto
Title:	Director
Date:	May 6, 2026

By:	/s/ Italo Segnini
Italo Segnini
Title:	Director
Date:	May 6, 2026

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